CORPORATE ACCESS NUMBER: 2017896420

Government of Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT AND REGISTRATION

OF RESTATED ARTICLES

BELLATRIX EXPLORATION LTD.
AMENDED ITS ARTICLES ON 2015/05/20.

Name/Structure Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2015/05/20

Service Request Number: 23345186
Corporate Access Number: 2017896420
Legal Entity Name: BELLATRIX EXPLORATION LTD.
French Equivalent Name:
Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation
New Legal Entity Name: BELLATRIX EXPLORATION LTD.
New French Equivalent Name:
Nuans Number:
Nuans Date:
French Nuans Number:
French Nuans Date:

Share Structure: SEE SCHEDULE "A" ATTACHED HERETO.
Share Transfers Restrictions: NONE.
Number of Directors:
Min Number Of Directors: 1
Max Number Of Directors: 15
Business Restricted To: NONE
Business Restricted From: NONE
Other Provisions: SEE SCHEDULE "B" ATTACHED HERETO.
BCA Section/Subsection: 173(1)(D)

Professional Endorsement Provided:
Future Dating Required:

Annual Return

File Year	Date Filed
2014	2014/12/24

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded

Other Rules or Provisions	ELECTRONIC	2013/12/11
Articles/Plan of Arrangement/Court Order	10000307104664913	2013/12/11
Share Structure	ELECTRONIC	2013/12/11
Share Structure	ELECTRONIC	2015/05/20

Registration Authorized By: EDWARD B. BROWN
SOLICITOR

SCHEDULE "A"
SHARE PROVISIONS

Bellatrix Exploration Ltd. (the "Corporation") is authorized to issue an unlimited number of common shares ("Common Shares") and 95,978,621 Preferred Shares (the "Preferred Shares"), which Common Shares and Preferred Shares shall have the following rights, privileges, restrictions and conditions:

COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the Common Shares shall be as follows:

Voting

Holders of Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation. Each Common Share shall entitle the holder thereof to one vote.

Dividends

Subject to the preferences accorded to holders of any shares of the Corporation ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares shall be entitled to receive if, as and when declared by the board of directors of the Corporation (the "Board"), and exclusive of any other shares of the Corporation, such dividends as may be declared thereon by the Board from time to time. Such dividends shall be paid out of money, assets or property of the Corporation properly applicable to the payment of dividends, or out of authorized but unissued shares of the Corporation, as applicable.

Liquidation, Dissolution or Winding-Up

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of Common Shares shall be entitled, subject to the preferences accorded to holders of any shares of the Corporation ranking senior to the Common Shares from time to time with respect to payment on a Distribution, to share equally, share for share, in the remaining property of the Corporation.

PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Preferred Shares shall be as follows:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta) (the "ABCA"), the Board may at any time and from time to time issue the Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof and subject to the limitations set out above and herein, be determined by the Board.

Subject to the filing of Articles of Amendment in accordance with the ABCA and the provisions set out herein, the Board may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares.

Ranking and Priority

Each series of Preferred Shares will be entitled to priority over the common shares of the Corporation (the "Common Shares") and any other shares of the Corporation ranking junior to the Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. The Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares, as may be determined by the Board.

Parity Among Series

Each series of Preferred Shares will rank on a parity with every other series of Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, and any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Participation Upon Liquidation, Dissolution or Winding Up

In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares will be entitled to receive from the assets of the Corporation any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital which are not paid in full in respect of any Preferred Shares, before any amount is paid or any assets of the Corporation are distributed to the holders of any Common Shares or shares of any other class ranking junior to the Preferred Shares. After payment to the holders of the Preferred Shares of the amount so payable to them as above provided they will not be entitled to share in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

Dividends

The holders of each series of Preferred Shares will be entitled to receive dividends (which may be cumulative or non-cumulative and variable or fixed) as and when declared by the Board on such series of Preferred Shares.

Conversion

The Preferred Shares may be convertible into Common Shares or another series of Preferred Shares provided that the maximum number of Common Shares that may be issuable upon conversion of all series of Preferred Shares shall be limited to 38,391,448 Common Shares.

Redemption

Each series of Preferred Shares may be redeemable by the Corporation on such terms as may be determined by the Board.

Voting

Holders of any series of Preferred Shares will not be entitled (except as otherwise provided by law and except for meetings of the holders of Preferred Shares or a series thereof) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation, unless the Board determines otherwise, in which case voting rights will only be provided in circumstances where the Corporation has failed to pay a certain number of dividends on such series of Preferred Shares, which determination and number of dividends and any other terms in respect of such voting rights, will be determined by the Board and set out in the designations, rights, privileges, restrictions and conditions of such series of Preferred Shares.